                                                                     EXHIBIT 2.1

                      [WHITMAN'S CANDIES, INC. LETTERHEAD]


August 5, 1999

Board of Directors
Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, CO 81301

VIA:    FACSIMILE (970) 382-2218 AND
        FEDERAL EXPRESS - PRIORITY OVERNIGHT

        Re: Proposed Acquisition of the Stock of Rocky Mountain Chocolate Factory, Inc.

Dear Sirs:

The undersigned (the "Purchaser") is pleased to submit this letter of intent to acquire up to 100% of the stock of Rocky Mountain Chocolate Factory, Inc. ("Rocky Mountain" or the "Company").

Except as otherwise provided herein, this letter does not constitute a legally binding and enforceable agreement. Moreover, this letter is not a complete statement of the parties' intentions and agreements with respect to the matters addressed herein. Nevertheless, upon acceptance by the Company in the manner provided, it will serve as an expression of the parties' mutual intent to proceed in good faith with the negotiation and execution of a definitive merger or similar agreement (an "Agreement") providing for the transaction described herein and with the other steps necessary to consummate the transaction.

     1. Structure of the Transaction. The Purchaser intends to seek to have the Company consummate a merger or similar business combination with the Purchaser, or another direct or indirect subsidiary of the Purchaser, conditioned upon the tender of shares of the Company representing two-thirds of the outstanding shares of the Company (the "Minimum Tender Condition"), and pursuant to which each outstanding share of the Company would be converted into the right to receive in cash the price per share paid by the Purchaser. The transaction must be approved and supported by a unanimous vote of the Company's board of directors and by senior management.

     2. Price. In consideration of the transfer of the stock, Purchaser shall pay to each shareholder that tenders it shares $6.25 per share, in cash at Closing.

     3. Definitive Agreement and Conditions to Closing. The proposed transaction will be accomplished pursuant to the terms and subject to the conditions set forth in the

     Agreement. The Agreement will contain such representations, warranties, covenants and conditions usual and customary in transactions of this kind as are mutually agreeable to the parties.

The consummation of the Purchaser's transaction with Rocky Mountain is contingent on the following conditions:

(a) satisfactory negotiations with the management of the Company to insure that key managers remain incented and are retained after Closing together with satisfactory resolution of the terms of severance agreements with members of senior management. Key managers to be retained would include but not be limited to Mr. Franklin Crail and Mr. Bryan Merryman;

(b)  successful completion of due diligence by the Purchaser;

(c)  execution of a mutually-satisfactory Agreement;

(d)  no material adverse change;

(e) the receipt of all the necessary consents and approvals of third parties whose consent or approval is required for execution of the Agreement or consummation of the transaction;

(f)  withdrawal by the company of the Company's Share Rights Plan; and

(g)  satisfaction of the Minimum Tender Condition.

4. Access Confidentiality. The Purchaser acknowledges that it has entered into and is subject to the terms of a confidentiality agreement providing for access to and the confidential treatment of information concerning the Company (the "Confidentiality Agreement").

5. Interim Operations of the Company. Until the termination of this letter of intent, the Company shall continue the operation of its business in the ordinary course, consistent with past practice, including without limitation the funding of the normal operations of the Company.

6. Exclusivity. Execution of this letter will acknowledge the Company's agreement that Purchaser will have a thirty (30) day period to negotiate a purchase agreement with the Company. During this period, the seller agrees not to have contact, either directly or through advisors with any other parties regarding the sale, merger, reorganization or recapitalization of Rocky Mountain.

7. Expenses. Each corporate party shall pay its own fees and expenses incurred in connection with the transaction, including without limitation, investment banking, legal and other professional fees and expenses.

         8. Timing. Upon acceptance of this letter, the Purchaser would intend to immediately begin due diligence on Rocky Mountain, which Purchaser will endeavor in good faith to complete forthwith. We will also begin drafting a merger agreement based on this letter. We will work expeditiously with the seller to close the transaction in a timely manner, and in no event later than September 30, 1999.

If the foregoing terms are acceptable to the Company, please sign one copy of the letter of intent in the space provided and return it to the undersigned prior to 5:00 p.m. on Monday, August 9, 1999, at which time the proposal set forth in this letter will expire. If this letter is not so executed and returned by such time, this letter shall have no force and effect and the parties shall have no further obligation to the other, except with respect to the Confidentiality Agreement, which shall survive the expiration hereof.

Sincerely,

WHITMAN'S CANDIES, INC.


By   /s/ RICHARD S. MASINTON
  ----------------------------------------
     Richard S. Masinton
     Chief Administrative Officer


ACCEPTED this 10th day of August, 1999.

By:       /s/ Franklin Crail
          -------------------------------------

Printed:  Franklin Crail
          -------------------------------------

Title:    President
          -------------------------------------


cc:  Mr. Jonathan Baum
     via: Facsimile (816) 283-5325
     George K. Baum & Company
     120 W. 12th Street
     Kansas City, MO 64105

     Mr. Franklin E. Crail
     via: Facsimile (970) 382-2218
     Rocky Mountain Chocolate Factory, Inc.
     265 Turner Drive
     Durango, CO 81201